October 23, 2009

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Applications Corp. Form 10-K for the Fiscal Year ended December 31, 2008 File No.: 333-150652

Dear Ms. Dicker:

We received your letter of September 24, 2009, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2008, and we hereby submit the following responses to the numbered comments.

Form 10-K (Fiscal Year Ended December 31, 2008)

Disclose Controls and Procedures

1.	We note that your auditors’ report is dated January 15, 2008, a date prior to the end of the fiscal year. Please amend your filing to have your auditor provide a correctly date report.

We recently filed an amended report with the correct date.  The report was filed with a typographical error that listed the date as January 15, 2008, incorrectly

2.
We note that you audit report was signed by a U.S. audit firm and that the report appears to have been issued in Baltimore, Maryland.  We note thorough the filing that your operations, corporate offices, and principal businesses are located in Israel.  Please explain to us the circumstances surrounding your audit that enables the audit report to be issued in Baltimore, Maryland.  Refer to the guidance in Article 2 of Regulation S-X.

Please be advised that the offices of the Auditor, Alan Weinberg are located in Baltimore Maryland.  However, the Auditor conducted his fieldwork of the audit and other related audit work at the location of the Company, in Israel.  Only the Audit Report was issued in Baltimore, Maryland

Item 9A. Controls and Procedures, page 18

3.
We note your disclosure that management has concluded that your disclosure controls and procedures are effective “to ensure the material information relating to [you] is recorded, processed, summarized and reported in a timely manner.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(c) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings, so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).

In all future filings we will remove the superfluous language.

4.
We note your statement that a “control system, no matter well conceived and operated, can provide only reasonable, not absolute, assurance that all the objectives of the control system are met.”  Please revise future filings to state clearly, if true, that your disclosure controls, and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov.rules/final/33.8238.htm

We will revise all future fillings to state, if true, that our disclosure controls, and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  If not true we will remove the language.

5.
We note you have not provided management’s report on internal control over financial reporting based on the transition guidance established by SEC Release No. 33-8760.  Please revise future filing, including any amendment to this filing, to clearly disclose that you are not required to include a report by management on internal control over financial reporting.  Also refer to Instructions I to Item 308T of Regulation S-K.

We will include in all future filings to clearly disclose that we are not required to include a report by management on internal control over financial reporting.

Exhibit 31.1 and Exhibit 31.2 Certifications

6.	We note that your certifications are dated January 26, 2008, a date prior to the end of your fiscal year. Please amend your filing to provide correctly dated certifications.

We recently filed an amended report with the correct date.  The report was filed with a typographical error that listed the date as January 26, 2008, incorrectly

7.
As a related matter, we note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, including any amendments to this filing, the identification of the certifying individual at the beginning of the certification should be revised so as to not include the individual’s title.

We will, in all future filings remove the title of the individual from the beginning of the certification required by Exchange Act Rule 13a-14(a).

This letter responds to all comments contained in your letter of September 24, 2009.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

▪      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪      The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Asher Zwebner Director